SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2008

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                           FORM 20-F  [X]   FORM 40-F [ ]

                  INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [ ]


                  INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [ ]

                  INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                 YES [ ] NO [X]

                  IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENT FILE NO. 333-128225 AND FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-12014 AND 333-123321.

                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press Release re MTS Announces $750,000 Private Equity Financing dated January 28, 2008.

     2. Form of Purchase Agreement dated as of January 24, 2008, by and between Mer Telemanagement Solutions Ltd. and Lior Salansky.

                                                                          ITEM 1

PRESS RELEASE                       Source: MTS-MER Telemanagement Solutions Ltd

MTS ANNOUNCES $750,000 PRIVATE EQUITY FINANCING

Monday January 28, 12:57 pm ET

RA'ANANA, Israel, January 28 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing (CC&B) solutions, today announced a private placement of 750,000 of its ordinary shares at a price of $1.00 per share, pursuant to a definitive agreement dated as of January 24, 2008 with Mr. Lior Salansky. The closing will take place within two business days following the Company's compliance with the notification provisions of The NASDAQ Stock Market. Following the closing, Mr. Salansky will join the Company as its President.

Mr. Salansky brings with him a wealth of knowledge and over 15 years of experience in the CC&B market and the call accounting business. Mr. Salansky was a founder of MIND C.T.I. Ltd. and served in a number of positions, including Co-CEO, Vice President of Business Development and R&D Manager. He also served as a director of MIND CTI from its inception until 2004. Mr. Salansky holds a B.Sc. in Computer Science from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

"We are pleased to welcome Lior to the MTS team," said Eytan Bar, chief executive officer. "We are confident that Lior's experience and managerial skills will be a valuable asset to MTS's management team and will assist the company to expand its business. In his new role as the company's President, Lior will be responsible for business development, marketing and managing our Israeli operations. Lior's investment in our company reflects his confidence in our technology and business model and strengthens the company's cash and working capital position," added Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contact:

    Alon Mualem
    CFO
    Tel: +972-9-762-1733
    Email: Alon.Mualem@mtsint.com

                                                                          ITEM 2

                                                                  EXECUTION COPY
                                                                  --------------

                               PURCHASE AGREEMENT
                               ------------------

THIS PURCHASE AGREEMENT (this "Agreement") is made as of the 24th day of January, 2008, by and between Mer Telemanagement Solutions Ltd. (the "Company"), a company organized under the laws of the State of Israel, with its principal offices at 22 Zarhin Street, Ra'anana 43662, Israel, and Lior Salansky of 3 Odem Street, Caesarea 30889, Israel (the "Purchaser"). The Company and the Purchaser also intend to enter into an employment agreement pursuant to which the Purchaser will agree to serve as the President of the Company.

IN CONSIDERATION of the mutual covenants contained in this Agreement, the Company and the Purchaser agree as follows:

     SECTION 1. Authorization of Sale of the Shares. Subject to the terms and conditions of this Agreement, the Company has authorized the issuance and sale of 750,000 ordinary shares, par value NIS 0.01 per share, of the Company (the "Shares").

     SECTION 2. Agreement to Sell and Purchase the Shares. At the Closing, the Company shall, subject to the terms of this Agreement, issue and sell to the Purchaser and the Purchaser shall buy from the Company, upon the terms and conditions hereinafter set forth, the Shares at a price per share of $1, for the aggregate purchase price of $750,000 (the "Aggregate Purchase Price").

     SECTION 3.    Delivery of the Shares at the Closing.

         3.1 The Closing. The completion of the purchase and sale of the Shares (the "Closing") shall be at the offices of the Company.

         3.2 The Closing. (a) The Closing shall occur, as agreed to by the parties hereto, within two Business Days following the Company's compliance with the notification provisions of The NASDAQ Stock Market.

         (b) The Purchaser shall deliver, in immediately available funds, the Aggregate Purchase Price, as set forth in Section 2, for the Shares being purchased, by wire transfer to an account designated by the Company and the Company shall deliver to the Purchaser one or more stock certificates for the Shares, registered in the name of the Purchaser, or in such nominee name(s) as designated by the Purchaser in writing, and bearing an appropriate legend referring to the fact that the Shares were sold in reliance upon the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), provided by Regulation S and Section 4(2) thereof and Rule 506 promulgated thereunder.

         (c) The Company's obligation to complete the purchase and sale of the Shares and deliver such stock certificate(s) to the Purchaser at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Company:

                  (i) receipt by the Company of same-day funds equal to the Aggregate Purchase Price, as set forth in Section 2, for the Shares being purchased at the Closing;

                  (ii) each of the representations and warranties of the Purchaser made herein were accurate as of and when made; and

                  (iii) the fulfillment in all material respects of those undertakings of the Purchaser to be fulfilled at or prior to the Closing.

         (d) The Purchaser's obligation to accept delivery of such stock certificate(s) at the Closing and to pay for the Shares evidenced thereby shall be subject to the following conditions, any one or more of which may be waived by the Purchaser:

                  (i) each of the representations and warranties of the Company made herein were accurate as of and when made;

                  (ii) the fulfillment in all material respects of those undertakings of the Company to be fulfilled at or prior to the Closing;

                  (iii) the delivery to the Purchaser by the Israeli counsel to the Company of a legal opinion in a form reasonably satisfactory to him;

                  (iv) no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, in each case that is in effect and enjoins or prevents the consummation of the transactions contemplated hereby and there shall be no current stop order or ongoing suspension, the Securities and Exchange Commission (the "Commission") or any other governmental or regulatory body with respect to public trading in the Shares; and

                  (v) The Company shall have delivered a certificate, executed on behalf of the Company by its Secretary, dated as of the date of the Closing, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the issuance of the Shares (subject to conditions set forth herein) and certifying as to the signatures and authority of persons signing this Agreement and any other related documents on behalf of the Company.

     SECTION 4. Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to, and covenants with, the Purchaser that:

         4.1 Organization and Qualification. The Company has been duly incorporated and is validly existing under the laws of the State of Israel and the Company is duly qualified to do business as a foreign corporation in each jurisdiction in which qualification is required, except where failure to so qualify would not have a Material Adverse Effect (as defined below). The Company's subsidiaries (each a "Subsidiary" and collectively the "Subsidiaries") are listed on EXHIBIT A to this Agreement. Each Subsidiary is duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation and is duly qualified to do business as a foreign corporation in each jurisdiction in which qualification is required, except where failure to so qualify would not have a Material Adverse Effect. For the purposes of this Agreement the term "Material Adverse Effect" shall mean a material adverse effect on the condition (financial or otherwise), properties, business or results of operations of the Company and its Subsidiaries, taken as a whole other than any effect arising from or relating to (A) general economic conditions, (B) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereunder or (C) any change in the Company's stock price or trading volume in and of itself (but not excluding the underlying cause of any such change pursuant to this clause (C)).

         4.2 Authorized Capital Stock. The Company had duly authorized and validly issued outstanding capitalization as set forth in its Annual Report on Form 20-F as of the date set forth therein; the issued and outstanding ordinary shares of the Company have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance in all material respects with all Israeli, federal and state securities laws, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and conform in all material respects to the description thereof contained in the Company's filings with the U.S. Securities and Exchange Commission since January 1, 2007 (the "SEC Documents"). Except as described in the SEC Documents and except for shares issuable under this Agreement, the Company does not have outstanding any options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, shares of its capital stock or any such options, rights, convertible securities or obligations.

         4.3 Shareholder Authorization. Neither the execution, delivery or performance by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby (including, without limitation, the issuance of the Shares) requires any consent or authorization of the Company's shareholders.

         4.4 Issuance, Sale and Delivery of the Shares. The Shares have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the SEC Documents.

         4.5 Due Execution, Delivery and Performance of the Agreements. The Company has full legal right, corporate power and authority to enter into this Agreement and perform the transactions contemplated hereby and thereby. This Agreement has been duly authorized, executed and delivered by the Company. This Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and the application of equitable principles relating to the availability of remedies, may be limited by Israeli, U.S. federal or state securities law or the public policy underlying such laws. The execution and performance of this Agreement by the Company and the consummation of the transactions herein contemplated will not violate (i) any provision of the Articles of Association or Memorandum of Association of the Company or the organizational documents of any Subsidiary and will not result in the creation of any lien, charge, security interest or encumbrance upon any material property or assets of the Company or any Subsidiary pursuant to the terms or provisions of, or will not conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which either of the Company or any Subsidiary is a party or by which any of the Company or any Subsidiary or their respective properties may be bound or affected and, in each case that would have a Material Adverse Effect, or (ii) any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Company or any Subsidiary or any of their respective properties and in each case that would have a Material Adverse Effect.

         4.6 No Defaults or Consents. Except as set forth in the SEC Documents, neither the execution, delivery and performance of this Agreement by the Company nor the consummation of any of the transactions contemplated hereby (including, without limitation, the issuance and sale by the Company of the Shares) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, except such defaults that individually or in the aggregate would not cause a Material Adverse Effect, or require any consent or waiver under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which either the Company or its Subsidiaries or any of its or their respective properties or businesses is bound, or any material franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company or any of its Subsidiaries, except for such consents or waivers which have already been obtained or will be obtained prior to the Closing.

         4.7 No Material Adverse Change. Except as set forth in the SEC
Documents: (i) the Company and its Subsidiaries have not incurred any material liabilities or obligations, indirect, or contingent, or entered into any material contract, agreement or other transaction that is not in the ordinary course of business or that could reasonably be expected to result in a Material Adverse Effect; (ii) the Company and its Subsidiaries have not sustained any material loss or interference with their businesses or properties from fire, flood, windstorm, accident or other calamity; (iii) neither the Company nor its Subsidiaries have paid or declared any dividends or other distributions with respect to their capital stock and none of the Company or any Subsidiary is in a default in the payment of principal or interest on any material outstanding debt obligations; (iv) there has not been any change in the capital stock of the Company or its Subsidiaries other than the sale of the Shares hereunder and shares or options issued pursuant to employee equity incentive plans or purchase plans approved by the Company's Board of Directors, or indebtedness material to the Company or its Subsidiaries (other than in the ordinary course of business and any required scheduled payments); and (v) there has not occurred any event that has caused or could reasonably be expected to cause a Material Adverse Effect.

         4.8 SEC Documents. To the extent that any SEC Document is available under the Commission's EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system, such SEC Document shall be deemed to have been delivered to the Purchaser. None of the SEC Documents, at the time they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2007, the Company has timely filed (within applicable extension periods) all reports, schedules, forms, statements and other documents required to be filed by it with the Commission pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         4.9 Absence of Litigation. Except as disclosed in the SEC Documents filed prior to the date hereof, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body, including, without limitation, the SEC or the NASDAQ Stock Market, pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or affecting the Company, any of its Subsidiaries, or any of their respective directors or officers in their capacities as such.

         4.10 Foreign Corrupt Practices. Neither the Company, nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of the Company or any Subsidiary has, in the course of his actions for, or on behalf of, the Company, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977; or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         4.11 Financial Statements. The consolidated financial statements of the Company and the related notes and schedules thereto included in its Exchange Act filings comply as to form in all material respects with the requirements of the Exchange Act and fairly present the financial position, results of operations, shareholders' equity and cash flows of the Company and its consolidated Subsidiaries at the dates and for the periods specified therein. Such financial statements and the related notes and schedules thereto have been prepared in accordance with generally accepted accounting principles in the United States consistently applied throughout the periods involved (except as otherwise noted therein); provided, however, that the unaudited financial statements are subject to normal year-end audit adjustments (which are not expected to be material) and do not contain all footnotes required under generally accepted accounting principles.

         4.12 Listing Compliance. The Company is not currently in compliance with the requirements of the NASDAQ Capital Market for continued listing of its ordinary shares thereon and no assurance can be given that it will regain compliance with such requirements. The transactions contemplated by this Agreement will not contravene the rules and regulations of the NASDAQ Capital Market. The Company will comply with all requirements of the NASDAQ Capital Market with respect to the issuance of the Shares and shall use its best efforts to cause the Shares to be listed on the NASDAQ Capital Market on or before the date of the Closing.

         4.13 No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause this offering of Shares to be integrated with any prior offering of securities of the Company for purposes of any applicable stockholder approval provisions.

         4.14 No Brokers. The Company has taken no action which would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments by the Purchaser relating to this Agreement or the transactions contemplated hereby.

         4.15 Tax Status. Except as set forth in the SEC Documents, the Company and each of its Subsidiaries has made or filed all Israeli, U.S. federal, state and local income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. Except as set forth in the SEC Documents, there are no unpaid taxes in any material amount claimed to be due by the tax authority of any jurisdiction, and to the knowledge of the Company, the officers of the Company know of no basis for any such claim. Except as set forth in the SEC Documents, the Company has not executed a waiver with respect to any statute of limitations relating to the assessment or collection of any federal, state or local tax. Except as set forth in the SEC Documents, the Company has received no notice that any of its tax returns is presently being audited by any tax authority.

     SECTION 5. Representations, Warranties and Covenants of the Purchaser.
The Purchaser represents and warrants to, and covenants with, the Company that:

         5.1 Experience. (i) The Purchaser is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and comparable entities, and the Purchaser has undertaken an independent analysis of the merits and the risks of an investment in the Shares, based on the Purchaser's own financial circumstances;
(ii) the Purchaser has had the opportunity to request, receive, review and consider all information it deems relevant in making an informed decision to purchase the Shares and to ask questions of, and receive answers from, the Company concerning such information; (iii) the Purchaser is acquiring the Shares in the ordinary course of his business and for his own account for investment only and with no present intention of distributing any of such Shares or any arrangement or understanding with any other persons regarding the distribution of such Shares; (iv) the Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares, nor will the Purchaser engage in any short sale that results in a disposition of any of the Shares by the Purchaser, except in compliance with the Securities Act and the rules and regulations promulgated thereunder and any applicable state securities or "blue sky" laws, including the laws of the State of Israel, if applicable; and (vi) the Purchaser has had an opportunity to discuss this investment with representatives of the Company and ask questions of them.

         5.2 Reliance on Exemptions. The Purchaser understands that the Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act, the rules and regulations thereunder and state securities or "blue sky" laws and that the Company is relying upon the truth and accuracy of, and the Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

         5.3 Confidentiality. The Purchaser agrees to keep confidential all information concerning this private placement. The Purchaser is prohibited from reproducing or distributing this Agreement or any other offering materials or other information provided by the Company in connection with the Purchaser's consideration of its investment in the Company, in whole or in part, or divulging or discussing any of their contents, except to its financial, investment or legal advisors in connection with its proposed investment in the Shares. Further, the Purchaser understands that the existence and nature of all conversations and presentations, if any, regarding the Company and this offering must be kept strictly confidential.

         5.4 Investment Decision. The Purchaser understands that nothing in the Agreement or any other materials presented to the Purchaser in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with his purchase of the Shares. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

         5.5 Risk of Loss. The Purchaser understands that its investment in the Shares involves a significant degree of risk, including a risk of total loss of the Purchaser's investment, and the Purchaser has full cognizance of and understands all of the risk factors related to the Purchaser's purchase of the Shares, including, but not limited to, those set forth under the caption "Risk Factors" in certain SEC Documents. The Purchaser understands that the market price of the Company's ordinary shares has been volatile and that no representation is being made as to the future value of the ordinary shares.

         5.6 Legend. The Purchaser understands that, until such time as the Shares may be sold pursuant to Rule 144 under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Shares will bear a restrictive legend in substantially the following form:


                  "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF

                  1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY."



         5.7 Stop Transfer. The certificates representing the Shares will be subject to a stop transfer order with the Company's transfer agent.

         5.8 Residency. The Purchaser resides in and is a citizen of the State of Israel.

         5.9 Short Sales. Since the time the Purchaser was first contacted about the offering of the Shares and the transaction contemplated hereby, the Purchaser has not taken, and prior to the public announcement of the transaction to be made after the Closing the Purchaser shall not take, any action that has caused or will cause the Purchaser to have, directly or indirectly, sold or agreed to sell any of the Company's ordinary shares, effected any short sale, whether or not against the box, established any "put equivalent position" (as defined in Rule 16a-1(h) under the Exchange Act with respect to the Company's ordinary shares, granted any other right (including, without limitation, any put or call option) with respect to the Company's ordinary shares or with respect to any security that includes, relates to or derived any significant part of its value from the Company's ordinary shares.

         5.10 Disclosure. The Purchaser acknowledges and agrees that the Company does not make nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in
Section 4.

     SECTION 6. Notices: All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by first-class registered or certified airmail, e-mail, confirmed facsimile or nationally recognized overnight express courier postage prepaid, and shall be deemed given on the earliest of (a) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth below prior to 5:00 p.m. (Israel time) on a Trading Day, (b) two Trading Days after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:00 p.m. (Israel time) on any Trading Day, (c) the second Trading Day following the date of mailing (fifth Trading Day if sent internationally), if sent by a nationally recognized overnight courier service in the United States, or (d) upon actual receipt by the party to whom such notice is required to be given, and shall be delivered as addressed as follows:

                  if to the Company, to:

                           Mer Telemanagement Solutions Ltd.
                           22 Zarhin St.
                           Ra'anana 43662, Israel
                           Attn: Alon Mualem, Chief Financial Officer

or to such other person at such other place as the Company shall designate to the Purchaser in writing; and if to the Purchaser, at its address as set forth at the end of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

     SECTION 7. Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchaser.

     SECTION 8. Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

     SECTION 9. Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

     SECTION 10. Governing Law; Jurisdiction. This Agreement is to be construed in accordance with and governed by the laws of the State of Israel (without regard to conflict of law principles). Each of the Company and the Purchaser submits to the exclusive jurisdiction of the competent court in Israel for purposes of all legal proceedings arising out of or relating to this Agreement and the transactions contemplated hereby.

     SECTION 11. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. Facsimile signatures shall be deemed original signatures.

     SECTION 12. Entire Agreement. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

     SECTION 13. Fees and Expenses. Except as set forth herein, each of the Company and the Purchaser shall pay its respective fees and expenses related to the transactions contemplated by this Agreement.

     SECTION 14. Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurance as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

     SECTION 15. Construction. (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

         (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

         (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation".

         (d) Except as otherwise indicated, all references in this Agreement to "Sections", "Schedules" and "Exhibits" are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement. The term "Business Day" means any day other than Saturday or other day on which commercial banks in Tel Aviv, Israel are authorized or required by law to remain closed. The term "Trading Day" means any day on which the Company's ordinary shares are traded on the NASDAQ Capital Market, or, if the NASDAQ Capital Market is not the principal trading market for the Company's ordinary shares, then on the principal securities exchange or securities market on which the ordinary shares are then traded.





                           [Signature Page to Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.



                                  MER TELEMANAGEMENT SOLUTIONS LTD.
                                  By:   ___________________________
                                        Name:
                                        Title:




                                        Purchaser:

                                        ___________________________
                                        Lior Salansky

                                       Address: 3 Odem Street, Caesarea 30889
                                                Israel
                                       Telephone:        _______________________
                                       Facsimile:        _______________________
                                       E-mail:           _______________________

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                 Eytan Bar
                                                 President and
                                                 Chief Executive Officer



Date:  January 28, 2008